To the Board of Trustees of
     Fund for Government Investors:

We are the auditors of the Fund for Government Investors
(the Fund). Rushmore Trust and Savings, FSB (Rushmore Trust), a related entity, is custodian of the Fund and the Fund is therefore subject to the provisions of Rule 17f-2 under the Investment Company Act of 1940. Accordingly, we have accounted for the Fund's investment securities held by Rushmore Trust as of the close of business on December 31, 1998. It is understood that this report is solely for the 1999. use of management and for the information of the 2000. Securities and Exchange Commission and should not 2001. be used for any other purpose.

Rushmore Trust, in addition to acting as custodian for the Fund, is custodian for other customers. Agents of ushmore Trust hold, or account for by book entry, securities that are the responsibility of Rushmore Trust through custodial or trust agreements. Securities held by agents of Rushmore Trust, while identified by such agents as being deposited by Rushmore Trust, cannot be identified by such agents as to the specific customers of Rushmore Trust who have securities included in such deposits.

Rushmore Trust confirmed to us that the portfolio securities owned by the Fund on December 31, 1998, were held for the account of Rushmore Trust by the Federal Reserve Book Entry System (the Fed), as agent for Rushmore Trust. We obtained confirmation from the Fed of the securities held for the account of the Rushmore Trust as of December 31, 1998. We reviewed Rushmore Trust's reconciliation of the Fed's confirmation to Rushmore Trust's internal records, identifying securities held by the Fed as a part of Rushmore Trust's aggregate security position with the Fed. We also reviewed Rushmore Trust's records that show the owners of the securities held by the Fed for the account of the Rushmore Trust at December 31, 1998. We determined that these securities, identified by such records as the property of the Rushmore Trust, were in agreement with the Fund's records of securities owned at December 31, 1998.
In addition, brokers confirmed to us the purchases and sales outstanding at December 31, 1998, which were in agreement with the Fund's records. We also agreed an analysis of portfolio transactions recorded subsequent to December 30, 1998, the date of our most recent examination of the Fund's securities required under Rule 17f-2, in the investment accounts to supporting records and verified a sample of portfolio security transactions to supporting records and documentation.

Because the above procedures were not sufficient to constitute an audit conducted in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above as of the dates indicated. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we conducted an audit of the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole for any date or period.

Deloitte & Touche LLP
Princeton, New Jersey
January 27, 1999